NUR MACROPRINTERS LTD.

CODE OF ETHICS
FOR
SENIOR FINANCIAL OFFICERS

This Code of Ethics applies to the Chief Executive Officer, Managing Director, President, General Manager, Chief Financial Officer, Vice President of Finance, Controller and any other person bearing the title of Vice President or higher in the Finance Department or any person holding a position in finance and who is reporting to Chief Executive Officer, Managing Director, President or General Manager (collectively, the “Senior Financial Officers”) of NUR Macroprinters Ltd. and its subsidiaries (collectively, the “Company”). Its purpose is to promote honest and ethical conduct and compliance with the law, particularly as related to the preparation and maintenance of the Company’s financial records and the preparation of financial statements filed with or submitted to the shareholders or any government agency. The obligations of this Code of Ethics supplement, but do not replace, the Code of Business Conduct and Ethics applicable to all Company directors, officers and employees.

1.	Senior Financial Officers are expected to carry out their responsibilities honestly and with integrity, exercising at all times their best independent judgment.

2.	Senior Financial Officers should avoid, situations in which their own interests conflict, or appear to conflict, with the interests of the Company. In any case in which a Senior Financial Officer finds himself with an actual or apparent material conflict of interest, he should promptly disclose it to the Company’s Legal Department, who will review the transaction or relationship. If the Legal Department determines that a conflict does exist, it will refer the matter to the Audit Committee of the Board of Directors, which shall determine how the situation should be resolved.

3.	Senior Financial Officers are responsible for assuring full, fair, accurate, timely and understandable disclosure of relevant financial and other information to shareholders and investors. In particular, they are responsible for ensuring that the Company complies with all legal requirements governing disclosure of financial information and that financial press releases and other public communications relating to the Company’s finances are full, fair, accurate, understandable and timely made. Among other things, Senior Financial Officers should:

	3.1.	Establish and maintain internal control over financial reporting and disclosure controls and procedures designed to assure that financial information is recorded, processed and transmitted to those responsible for preparing periodic reports and other public communications containing financial information so that they are full, fair, accurate, understandable and timely.

	3.2.	Carefully review each periodic report for accuracy and completeness before it is submitted to the Board of Directors or any of its committees and before it is filed with any governmental agency, and carefully review each public communication containing financial information before it is released.

	3.3.	Promptly disclose to their superiors and to the Audit Committee of the Board of Directors and the Company’s independent auditors, any material weaknesses in, or concerns regarding, the Company’s disclosure controls or internal control over financial reporting. Such disclosure may be reported, at the anonymously at Senior Financial Officer’s discretion, according to the Company’s “Whistle Blower Procedure”.

4.	Senior Financial Officers should comply at all times with applicable governmental laws, rules and regulations.

5.	Senior Financial Officers should promptly bring to the attention of the Audit Committee:

	5.1.	Any matters that could compromise the integrity of the Company’s financial reports;

	5.2.	Any disagreement with respect to any material accounting matter; and

	5.3.	Any violation of this Code of Ethics or of any law or regulation related to the Company’s business, operations or accounting or financial affairs.

6.	The approval of the Board of Directors shall be required for amendment to this Code of Ethics.

7.	Senior Financial Officers should recognize that a violation of the standards contained in this Code of Ethics will result in corrective action, including possible dismissal for cause.

While strict adherence to this Code of Ethics is required of all Senior Financial Officers, this document is not intended to be an exhaustive statement concerning matters of ethics. Senior Financial Officers are expected to apply the highest ethical standards in considering actions and decisions that are not directly addressed by this document.

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